SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 14, 2012

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time:
IMMEDIATE

Date:
14 May 2012

Number:
12/12

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

BHP Billiton Chairman, Jac Nasser, today announced the appointment of Mr Pat Davies to the BHP Billiton Board as an independent Non-executive Director, effective 1 June 2012.

Mr Davies was the Chief Executive of Sasol Limited from 1 July 2005 until his retirement on 30 June 2011. He was appointed to the Sasol Board in 1997. Sasol is a global chemical and mining company, with operations in 38 countries and primary listings on the Johannesburg and New York stock exchanges.

Mr Nasser said the appointment of Mr Davies was part of the Board’s commitment to continuing skill development and Board succession.

“Pat’s appointment is a welcome addition to an already strong Board, providing additional experience in the oil and gas industry in particular. His corporate experience in the natural resources sector across a number of geographies, commodities and markets, will ensure a significant contribution to the Board,” he said.

Davies’ career with Sasol spanned 36 years and included a number of diverse roles. Prior to becoming Chief Executive, he was responsible for the group's oil and gas businesses.

Mr Davies’ appointment brings the total number of Non-executive Directors to 12.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Pat Davies

Pat Davies (61) was the Chief Executive of Sasol Limited from 1 July 2005 to 30 June 2011. He was appointed to the Sasol Ltd Board in 1997 and was also a director of several companies within the Sasol Group.

During his tenure as Chief Executive, Sasol grew considerably both in international footprint and profitability.

In addition to his leadership of the Sasol oil and gas business, Mr Davies was also responsible for the globalisation of Sasol's gas-to-liquids (GTL) technology. This proprietary technology was one of the keys to Sasol's growth. Mr Davies played a central role in establishing a number of new companies and joint ventures based on this technology.

He led the US$1 billion Mozambican Natural Gas Project from inception to successful completion and has played a key part in a number of Sasol's black economic empowerment ventures.

Through his roles with Sasol, he has broad mining and alternative energy experience.

Mr Davies joined Sasol in 1975 and has held various positions in engineering design, project management, operations management and corporate affairs. He obtained a BSc mechanical engineering degree, cum laude, from the University of Natal in 1975 and attended the Harvard Business School PMD in 1986.

Media Relations

Australia

Antonios Papaspiropoulos
Tel: +61 3 9609 3830 Mobile: +61 477 325 803
email: Antonios.Papaspiropoulos@bhpbilliton.com

Kelly Quirke
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Tara Dines
Tel : +44 20 7802 7113 Mobile : +44 7825 342 232
Email : Tara.Dines@bhpbilliton.com

Americas

Scott Espenshade
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : May 14, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary